Exhibit 99.8

NICE Introduces Voice of the Customer Feedback Hub with New
Release of NICE Fizzback

The new release broadens the scope of available customer feedback, helping organizations drive action based on both Fizzback surveys and third-party insight

RA’ANANA, ISRAEL, November 24, 2014—NICE Systems (NASDAQ: NICE) today announced its latest release of the NICE Fizzback Voice of the Customer (VoC) solution, which offers organizations a more holistic understanding of what customers are saying about them by capturing data from all VoC sources, whether via Fizzback or from third-party market research surveys, company websites, and social media feeds.

By creating a single hub for all customer feedback that an organization receives, NICE enables organizations to quickly and easily identify the key drivers of customer dissatisfaction or trending topics among users and take action to immediately address the underlying issues.

Feedback can be used to promote frontline staff coaching and reward high performers as well as provide insights across the organization on how to improve customer satisfaction.

The Fizzback solution extracts insights from real-time customer feedback. The consolidated feedback appears in a single dashboard, allowing organizations to:
•	Gain a consistent understanding of customer sentiment
•	Segment customers according to their stage of the consumer lifecycle
•	Analyze customer feedback based on product categories
•	Receive real-time alerts when customers need assistance

Miki Migdal, President, NICE Enterprise Product Group
“Today’s ‘now customers’ are creating new rules for engagement and are often initiating interactions. Companies must be able to capture and analyze both solicited and unsolicited Voice of the Customer feedback across multiple channels. The new release of NICE Fizzback broadens the scope of VoC, enabling organizations to bridge the gap between insight and action. It strengthens our position at the forefront of the VoC market and our dedication to helping organizations get closer to their customers via innovative technologies and solutions, to deliver an exceptional customer experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.